
Mail Stop 3561

April 6, 2017

Nicholas Galan
Chief Executive Officer
Xplosion, Inc.
468 North Camden Drive
Suite 223
Beverly Hills, CA 90210

> **Re:** **Xplosion, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 16, 2017**
> **File No. 333-215568**

Dear Mr. Galan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2017 letter.

Risk Factors, page 8

1. We note your disclosure that you will pay to Throb LLC a royalty of 8.5% of any gross profit derived in the 9 months ending August 8, 2017. We also note that you will pay the Consultants a royalty totaling 15% of the annual gross profits related to sales which use the technology of or originate from Interactive. Please add a risk factor describing the way in which these arrangements may affect your gross margin and any resultant risks to your financial condition.

Dilution, page 18

2. Please refer to your statement, "If all 3,000,000 shares offered hereunder are sold, there would be a total of 52,487,600 common shares issued and outstanding." Please tell us

how you arrived at this total in light of your issued and outstanding shares of 49,312,600 as of October 31, 2016 per your balance sheet.

3. Explain to us why you have brackets around the net tangible book value per share amounts before and after the offering which would imply a net deficit book value per share. In this regard, we note you have reported stockholders' <u>equity</u> as of October 31, 2016. Please revise or advise.

4. We note the Company issued common stock in fiscal 2016 for cash. Please clarify for us whether any of the fiscal 2016 common stock issuances were made to officers, directors, promoters or affiliated persons. If so, revise your disclosures to include these additional issuances in the contribution column. If not, tell us if these issuances were made to unrelated parties and clarify in Note 6 to the financial statements.

<u>Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7</u>

<u>General</u>

5. Please update the financial statements and other financial information in the filing to include the interim period ended January 31, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

<u>Revenue Recognition, page F-8</u>

6. We note your response to comments 18 and 19 where you indicate that you "acquire full ownership of all products under your Exclusive Global Distribution Agreement directly from the technology holder…" Please tell us how you intend to present revenues related to shipments made directly from the technology holder to the customer. Further, your disclosure on page 38 implies you do not have a warehouse to hold inventory which suggests you do not have inventory risk. If applicable, please explain to us in further detail why the presentation of revenues on a gross basis is acceptable under GAAP. In doing so, please address the following:

- Provide us with an accounting analysis that addresses <u>all</u> the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3. Please note there are several illustrations which may assist you in your analysis beginning at ASC 605-45-55-1.

- Explain to us how you concluded you are the primary obligor in these arrangements. In this regard, tell us how you concluded your supplier is not the primary obligor in light of your disclosures on pages 37 and 38 that the supplier will be providing the product directly to the customer.

- Tell us and whether and how you will take delivery of inventory and assume inventory risk.

- Show us an example of an anticipated sale and return transaction that separately explains the roles of you and your supplier for 1) a typical retail transaction via your e-commerce platform, and 2) a wholesale transaction involving sales to sub-distributors such as with Vibe 9 Ventures.

- Clarify for us how you concluded you are not an agent with regard to transactions with your sub-distributors, such as Vibe 9 Ventures.

- Notwithstanding the above, revise your accounting policy disclosures to specify how you anticipate recording revenues from sales and the principal reasons for your election.

7. We note your response to comment 21. Further, we note you disclose approximately $20 thousand of pre-sales which were recorded as deferred revenue and you recorded total deferred revenue of approximately $120 thousand as of October 31, 2016. Please revise your deferred revenue policy footnote on page F-8 to disclose how the incremental difference of $100 thousand arose and to what it relates to.

Note 2. Deposit and Exclusive Global Distribution Agreement, page F-10

8. Please disclose the details surrounding the "Purchase Targets" disclosed in this note. Ensure your disclosure quantifies the minimum purchases required to maintain the agreement as well as any other material commitments of the agreement.

Market and Competition

Sayber X Competitors, page 40

9. We note your response to comment 15; however, it does not appear that your revisions are fully responsive to our comments. In this regard, please revise your disclosure to remove references to the number of products sold by Tenga.

Plan of Operation, page 44

10. We note your response to comment 24. Please continue to update the disclosure in this section. In doing so, please disclose whether you have delivered the units to Vibe.

Security Ownership of Certain Beneficial Owners and Management, page 53

11. We note your response to comment 25 that Mr. Galan acquired his shares through a direct investment into the company. Please revise your registration statement to discuss this transaction, including the approximate dollar value of Mr. Galan's investment. For guidance, refer to Item 404(a) of Regulation S-K.

Exhibit 23.2

12. We note your response to comment 27. Please ensure your independent auditor's consent references the exact audit report <u>date</u>. In this regard, we note your independent auditor has dual dated their audit report however only the original audit report date is referenced in their consent.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or James Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products